SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 6, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F-☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

January 6, 2010
Ivanhoe Mines appoints Citi as adviser
on strategic options to further enhance shareholder value
LONDON, ENGLAND — Robert Friedland, Executive Chairman of Ivanhoe Mines, announced today that the company has retained leading global investment banking firm Citi and independent mining-sector specialist Hatch Corporate Finance to evaluate and advise the company on a range of strategic options to further enhance shareholder value.
“Our Board of Directors and management team are delivering on our commitment to build value for our shareholders,” said Mr. Friedland. “With the excellent progress that now is being made on moving the Oyu Tolgoi copper and gold project toward production, and with the strong performance of our SouthGobi Energy coal subsidiary in Mongolia and Ivanhoe Australia’s copper, molybdenum and rhenium discoveries, this is the right time to explore options available to us to further enhance value from our successes.”
Citi and Hatch will assist Ivanhoe’s management to evaluate a range of options during coming months. Options include, but are not limited to, potential debt/equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions. Mr. Friedland said that no specific transaction is being considered at this time.
Citi’s Global Investment Banking unit provides comprehensive financial services to major corporations, financial institutions and governments worldwide. Citi specializes in providing tailored, strategic advisory services on M&A transactions and capital-raising activities, including mergers, acquisitions, divestitures, financial restructurings, underwriting and distributing equity, debt and derivative securities.
Hatch Corporate Finance, a leading, independent corporate finance adviser focused exclusively on the global metals and mining sectors, specializes in providing tailored advice in M&A transactions (acquisitions, divestitures, mergers and joint ventures), capital markets activities and debt advisory services. The Hatch Group, with more than 7,000 professionals and 65 offices globally, is recognized as one of the world’s leading consulting and engineering firms.
About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale Oyu Tolgoi copper and gold mine development project in southern Mongolia. The joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee recently approved a conditional US$758 million budget for 2010 to begin full-scale construction of the Oyu Tolgoi mining complex.
Ivanhoe Mines’ other core assets are its 79% interest in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSX); its 83% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and its 49% interest in Altynalmas Gold Ltd., a private company developing the Bakyrchik and the Bolshevik gold mining projects in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Forward-looking statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting the evaluation of equity/debt offerings, a credit facility, equity investments, and/or various corporate transactions, and other statements that are not historical facts. There can be no assurance that a transaction will result.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed at www.SEDAR.com. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future, unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 6, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary